Exhibit 99.77D

Item 77D - Scudder Large Company Growth Fund, a series of Investment Trust

On July 1, 2002, Scudder Large Company Growth Fund, a series of Investment Trust, changed its name-related investment policy. Prior to July 1, 2002, the Fund's policy stated that the fund seeks long-term growth of capital by investing at least 65% of its total assets in large U.S. companies (those with a market value of $1 billion or more). This policy was revised as follows: Under normal circumstances, the fund seeks long-term growth of capital by investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in large U.S. companies that are similar in size to the companies in the Russell 1000 Growth Index.